Exhibit 99.1

To the Members

Sterlite Industries (India) Limited

ABSTRACT AND MEMORANDUM OF INTEREST UNDER SECTION 302 OF THE COMPANIES ACT, 1956

The Board of Directors (Board) of Sterlite Industries (India) Ltd (the ‘Company’), at their meeting held on July 25, 2013, re-appointed Mr. Navin Agarwal as Whole-Time Director designated as ‘Executive Vice-Chairman’ for a period of five years i.e. from August 1, 2013 to July 31, 2018, on terms and conditions, including remuneration, as recommended by the Nomination, Governance & Remuneration Committee of the Board. This re-appointment will be subject to the approval of the shareholders in the Annual General Meeting of the Company.

As required under Sec.302 of the Companies Act, 1956, an abstract of terms of re-appointment of Mr. Navin Agarwal is set out below:

Mr. Navin Agarwal shall be entitled to basic salary in the range of Rs.25,00,000/- Rs.125,00,000/- per month (with such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time). Mr. Navin Agarwal shall also be entitled to commission and performance bonus (payable at such intervals as may be decided by the Board/Committee), not exceeding 1% of the Net profits of the relevant previous year calculated u/s 349 and 350 of the Companies Act, 1956 and Employee Stock Option Scheme as recommended by the Board or Committee from time to time. He shall also be entitled to benefits and perquisites viz., Free furnished accommodation or House Rent Allowance up to 40% of the basic salary in lieu thereof, gas, electricity, water, furnishing, medical reimbursement and leave travel concession for self and family, club fees, medical and personal accident insurance, chauffer driven car for office and personal use including cost of petrol, maintenance of car, phone facilities, Provident Fund and Superannuation fund or annuity fund, Gratuity and Leave encashment as per rules of the Company and such other facilities and benefits as may be decided by the Board or Committee from time to time.

The aggregate remuneration inclusive of salary, commission and performance bonus, perquisites and allowances, and other benefits taken together in respect of Mr. Navin Agarwal, shall always be subject to the overall ceilings laid down in Sections 198 and 309 and other applicable provisions of the Companies Act, 1956. Mr. Navin Agarwal shall not be subject to retirement by rotation during his tenure as Whole-Time Director.

Minimum remuneration

Notwithstanding anything herein above stated, where in any financial year during the tenure of Mr. Navin Agarwal, the Company incurs a loss or its profits are inadequate, the Company shall pay to Mr. Navin Agarwal the above remuneration by way of salary, performance bonus, other allowances and perquisites as minimum remuneration, but however, subject to the approval of the central Government, if required.

Memorandum of Concern or Interest

None of the Directors are concerned or interested in the aforesaid re-appointment, except Mr. Navin Agarwal and Mr. Anil Agarwal.

By Order of the Board

For Sterlite Industries (India) Limited

Rajiv Choubey

Company Secretary & Head Legal

Tuticorin, July 25, 2013